Exhibit 99.1

3SBio Inc. Files Annual Report on Form 20-F for Fiscal Year 2012

SHENYANG, CHINA – May 1, 2013 – 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced that it has filed the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2012 with the U.S. Security and Exchange Commission on April 30, 2013. The annual report on Form 20-F, which contains its audited financial statements, can be accessed on the SEC's website at http://www.sec.gov or on the Investor Relations section of the Company’s website www.3sbio.com. Shareholders may also receive a hard copy of the annual report free of charge upon request.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China. Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases. With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 800 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Investor Contacts

Bo Tan
Chief Financial Officer
3SBio Inc.
Tel: + 86 24 2581-1820
ir@3SBio.com

Tom Folinsbee
Director of Investor Relations
3SBio Inc.
Tel: + 852 8191-6991
ir@3SBio.com